Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Merger Fact Sheet

Companies	Kmart Holdings	Sears, Roebuck and Co.

Tickers	NASDAQ: KMRT	NYSE: S

Descriptions	Kmart Holdings is a mass merchandising company that serves America through its 1,504 Kmart and Kmart Super Center retail outlets in 49 states, Puerto Rico and the Virgin Islands. Pharmacy services are available in 1,152 Kmart stores. There are approximately 144,000 Kmart associates. For more information, please visit the company’s website at www.kmart.com.	Sears, Roebuck and Co. is a leading U.S. retailer of apparel, automotive and home products and services. Its merchandise is offered through more than 2,300 Sears-branded and affiliated stores in the U.S. and Canada, including approximately 870 full-line and 1,100 specialty stores in the U.S. Sears also offers a variety of merchandise and services through sears.com, landsend.com, and a variety of specialty catalogs. The company is also the largest provider of home services with more than 14 million service calls made annually. There are approximately 250,000 Sears associates. For more information, please visit the company’s website at www.sears.com.

Brands	Martha Stewart Everyday, Jaclyn Smith, Joe Boxer, Route 66, Thalia Sodi	Kenmore, Craftsman, DieHard Lands’ End, Covington, Apostrophe

Strategic Rationale	Creates third largest U.S. retailer with $55 billion in annual revenues
	•	Broader retail presence with 2,350 full-line and off-mall stores and 1,100 specialty retail stores
	•	Significantly expands points of distribution in key markets, with a high concentration of urban/high density suburban locations
	•	Combines stable of leading proprietary brands to further differentiate stores from competition
	•	Substantial opportunities for improved scale and operating efficiencies

Significant value creation potential for shareholders, with substantial cost and revenue synergy opportunities
	•	Expect to achieve approximately $300 million of cost savings through improved merchandising and non-merchandising procurement and supply chain as well as administrative and other operational efficiencies
	•	Expect to achieve approximately $200 million in revenue synergies through cross-selling proprietary brands and converting a substantial number of off-mall Kmart stores to the Sears nameplate
	•	Opportunity to monetize non-strategic real estate assets

Transaction	Company Name	Sears Holdings Corporation
Summary	Headquarters	Hoffman Estates, Illinois with a significant presence in Troy, Michigan
	Consideration	Kmart shares:
		-	One share of Sears Holdings for each Kmart share
Sears shares:
		-	55% in aggregate converted to Sears Holdings common stock at rate of 2 to 1
		-	45% in aggregate converted to cash at a rate of $50 per share
		-	Shareholders able to elect between cash and stock, subject to proration procedures
	Expected Closing	March 2005
	Required Approvals	-	Recommended unanimously by Kmart and Sears Boards of Directors
		-	Subject to approval by Kmart and Sears shareholders
		-	ESL Investments and its affiliates have agreed to vote their Kmart and Sears shares in favor of the merger and will elect Sears Holdings stock in exchange for their Sears, Roebuck stock
		-	Subject to regulatory approvals

Senior	•	Chairman of the Board of Sears Holdings – Edward S. Lampert
Management	•	Vice Chairman and Chief Executive Officer of Sears Holdings – Alan J. Lacy
	•	President of Sears Holdings and CEO of Sears Retail – Aylwin B. Lewis
	•	Executive Vice President and Chief Financial Officer of Sears Holdings – Glenn R. Richter
	•	Executive Vice President, Finance and Integration of Sears Holdings – William C. Crowley

Board of Directors	Edward S. Lampert, Alan J. Lacy and Aylwin B. Lewis will join a 10-member Sears Holdings Corporation Board, which will include seven members from the current Kmart Board and three members from the current Sears Board.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084 Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Il. Attention: Office of the Secretary. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by Kmart on April 8, 2004 and by Sears on April 30, 2004.